Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

	Year Ended December 31,				Nine Months Ended September 30, 2015
	2014	2013(1)	2012(2)	2011
EARNINGS:
Net loss	$(79,888)	$(73,845)	$(43,725)	$(25,823)	$(120,390)
Plus fixed charges and preference dividends	2,395	1,778	353	871	2,267

Earnings as defined	$(77,493)	$(72,067)	$(43,372)	$(24,952)	$(118,123)
COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense & amortization of debt issuance costs	$1,896	$1,453	$6	$419	$1,402
Estimated interest component of rent	499	325	347	452	865

Total combined fixed charges and preference dividends	$2,395	$1,778	$353	$871	$2,267
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	N/A	N/A	N/A	N/A	N/A

(1)	The deficiency of earnings available to cover combined fixed charges and preference dividends for the year ended December 31, 2013 excludes non-cash deemed dividends to preferred stockholders of $7.3 million related to the issuance of warrants to purchase shares of our convertible preferred stock to certain of our preferred stockholders in connection with a private placement.
(2)	The deficiency of earnings available to cover combined fixed charges and preference dividends for the year ended December 31, 2012 excludes non-cash deemed dividends to preferred stockholders of $18.7 million related to the issuance of warrants to purchase shares of our convertible preferred stock to certain of our preferred stockholders in connection with a private placement.

Earnings were insufficient to cover combined fixed charges and preference dividends by $79,888 in 2014, $73,845 in 2013, $43,725 in 2012, $25,823 in 2011 and $120,390 for the nine months ended September 30, 2015.